ESOTERICA THEMATIC TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

Esoterica Capital LLC

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) by and between ESOTERICA THEMATIC TRUST, a Delaware statutory trust (the “Trust”), on behalf of the Esoterica NextG Economy ETF (the “Fund”), a series of the Trust and the adviser, Esoterica Capital LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated as of February 14, 2020 (the “Management Agreement”); and

WHEREAS, the Fund is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to 0.75% from the Fund’s effective date through its first year of operation (the “Operating Expense Limitation”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed the respective Annual Limit, the Adviser will, as needed, waive its fees and pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Management Agreement, but does not include (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) unaffiliated acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short) (vi) taxes; (vii) foreign custody transaction costs and foreign account set up fees and (viii) extraordinary expenses such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers, including the Adviser)).

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3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement for three years from the date on which the waiver or reimbursement occurs, if such reimbursement can be achieved within the lesser of the Operating Expense Limitation listed in Section 1 of the Agreement or the expense limits in place at the time of recoupment. The Adviser’s right to receive such reimbursement shall survive the termination of either this Agreement or the Management Agreement.

4. Term. This Agreement as to the Fund shall become effective on the date specified herein and shall remain in effect until the date specified in Section 1 of the Agreement unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Section 1 of the Agreement if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ESOTERICA THEMATIC TRUST		Esoterica Capital LLC

By:	/s/Darlene DeRemer	By:	/s/ Qindong (Bruce) Liu
Name:	Darlene DeRemer	Name:	Qindong (Bruce) Liu
Title:	Trustee	Title:	Chief Executive Officer

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